Filed pursuant to Rule 424(b)(2)
Registration No. 333-134660

Prospectus Supplement to Prospectus dated June 1, 2006.

$300,000,000

Xcel Energy Inc.

6.50% Senior Notes, Series due July 1, 2036

This is an offering of $300,000,000 of 6.50% Senior Notes, Series due July 1, 2036 to be issued by Xcel Energy Inc., a Minnesota corporation. We will pay interest on the notes on January 1 and July 1 of each year. The first such payment will be made on January 1, 2007. The notes will mature on July 1, 2036. We may redeem the notes at any time, in whole or in part, at a “make whole” redemption price described in this prospectus supplement.

The notes will not be listed on any securities exchange or included in any automated quotation system. Currently, there is no public market for the notes. Please read the information provided under the caption “Supplemental Description of the Senior Notes” in this prospectus supplement and “Description of Senior Unsecured Debt Securities” in the accompanying prospectus for a more detailed description of the notes.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-3 to read about important factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Initial public offering price	99.262%	$297,786,000
Underwriting discount	0.875%	$2,625,000
Proceeds, before expenses, to Xcel Energy	98.387%	$295,161,000

The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from June 9, 2006 and must be paid by the purchasers if the notes are delivered after June 9, 2006.

The underwriters expect to deliver the notes through the facilities of The Depository Trust Company against payment in New York, New York on June 9, 2006.

Joint Book-running Managers
Goldman, Sachs & Co.	Lehman Brothers	Morgan Stanley
Daiwa Securities SMBC Europe
Scotia Capital
Wells Fargo Securities

Prospectus Supplement dated June 6, 2006.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information and if given, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

TABLE OF CONTENTS

Prospectus Supplement

(i)

Prospectus Supplement Summary

The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and the accompanying prospectus. This summary highlights selected information from the prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information you should consider before investing in our notes. You should carefully read this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, which are described under “Where You Can Find More Information” in the accompanying prospectus. In this prospectus supplement, except as otherwise indicated or as the context otherwise requires, the “Company,” “we,” “us” and “our” refer to Xcel Energy Inc., a Minnesota corporation.

The Company

General

We are a public utility holding company with four major public utility subsidiaries: Northern States Power Company, a Minnesota corporation (“NSP-Minnesota”); Northern States Power Company, a Wisconsin corporation (“NSP-Wisconsin”); Public Service Company of Colorado, a Colorado corporation (“PSCo”); and Southwestern Public Service Company, a New Mexico corporation (“SPS”). NSP-Minnesota serves approximately 1.3 million electric customers and 0.5 million gas customers in Minnesota, North Dakota and South Dakota. NSP-Wisconsin serves approximately 242,000 electric customers and 98,000 gas customers in northern Wisconsin and Michigan. PSCo serves approximately 1.3 million electric customers and approximately 1.2 million gas customers in Colorado. SPS serves approximately 395,000 electric customers in portions of Texas, New Mexico, Oklahoma and Kansas. We also have several non-utility subsidiaries, including Eloigne Co.

We were incorporated in 1909 under the laws of Minnesota as Northern States Power Company. On August 18, 2000, we merged with New Century Energies, Inc. and our name was changed from Northern States Power Company to Xcel Energy Inc. Our principal executive offices are located at 414 Nicollet Mall, Minneapolis, Minnesota 55401 and our telephone number is (612) 330-5500.

The Offering

The following summary contains basic information about this offering. For a more complete understanding of this offering, we encourage you to read this entire prospectus supplement, including “Supplemental Description of the Senior Notes,” and the accompanying prospectus, including “Description of Senior Unsecured Debt Securities.”

Issuer	Xcel Energy Inc.
Securities Offered	$300,000,000 principal amount of 6.50% senior notes, series due July 1, 2036.
Maturity	July 1, 2036.
Interest Rate	6.50% per year.
Interest Payment Dates	January 1 and July 1 of each year, beginning on January 1, 2007.
Ranking and Collateral

The notes will be our unsecured and unsubordinated obligations and will rank on a parity in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. There are currently no outstanding debt obligations junior to the notes. However, the notes will be subordinated to any of our secured indebtedness, as to the assets securing such indebtedness. As of March 31, 2006, we have no secured indebtedness and our unsecured and unsubordinated indebtedness was approximately $1 billion.

The notes are effectively subordinated to all obligations of our subsidaries. As of March 31, 2006, our subsidiaries had approximately $13.9 billion of indebtedness and other liabilities outstanding.
Ratings

The notes have been assigned a rating of BBB- by Standard & Poor’s Ratings Services (“Standard & Poor’s”) and Baa1 by Moody’s Investors Service, Inc. (“Moody’s”). Ratings from credit rating agencies are not recommendations to buy, sell or hold our securities and may be subject to revision or withdrawal at any time by the applicable rating agency and should be evaluated independently of any other ratings.

Optional Redemption

We may redeem the notes at any time, in whole or in part, at a “make whole” redemption price equal to the greater of (1) the principal amount of notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined under the caption “Supplemental Description of the Senior Notes”) plus 25 basis points, in each case plus accrued interest to the redemption date.

Sinking Fund	None.
Use of Proceeds	We intend to add the net proceeds from the sale of the notes offered hereby to our general funds and use those proceeds to repay commercial paper.
Trustee	Wells Fargo Bank, National Association.

RISK FACTORS

You should carefully consider the risks and uncertainties described below as well as any cautionary language or other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2005, before purchasing our notes. The risks described therein or set forth below are those that we consider to be the most significant to your decision whether to invest in our notes. If any of the events described below occurs, our business, financial condition or results of operations could be materially harmed. In addition, we may not be able to make payments on the notes, and this could result in your losing all or part of your investment.

Any lowering of the credit ratings on the notes would likely reduce their value.

As described under “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2005, our credit ratings could be lowered in the future. Any lowering of the credit rating on our notes would likely reduce the value of the notes offered hereby.

We must rely on cash from our subsidiaries to make payments on the notes.

We are a holding company and thus our investments in our subsidiaries are our primary assets. Substantially all of our operations are conducted by our subsidiaries. Consequently, our operating cash flow and our ability to service our indebtedness depends upon the operating cash flow of our subsidiaries and the payment of funds by them to us in the form of dividends. Our subsidiaries are separate legal entities that have no obligation to pay any amounts due pursuant to our obligations or to make any funds available for that purpose, whether by dividends or otherwise. In addition, each subsidiary’s ability to pay dividends to us depends on any statutory and/or contractual restrictions that may be applicable to such subsidiary, which may include requirements to maintain minimum levels of equity ratios, working capital or other assets.

Our utility subsidiaries are regulated by various state utility commissions which generally possess broad powers to ensure that the needs of the utility customers are being met. To the extent that the state commissions attempt to impose restrictions on the ability of our utility subsidiaries to pay dividends to us, it could adversely affect our ability to make payments on the notes.

As a holding company, our ability to participate in any distribution of assets of a subsidiary is subordinate to the claims of creditors of the subsidiary. As of March 31, 2006, our subsidiaries had approximately $13.9 billion of indebtedness and other liabilities outstanding.

The notes have no prior public market and we cannot assure you that any public market will develop or be sustained after the offering.

Although the notes generally may be resold or otherwise transferred by holders who are not our affiliates, they will constitute a new issue of securities without an established trading market. We have been advised by the underwriters that they currently intend to make a market in the notes, but they have no obligation to do so and may discontinue market making at any time without providing notice. There can be no assurance that a market for the notes will develop or, if it does develop, that it will continue. If an active public market does not develop, the market price and liquidity of the notes may be adversely affected. Furthermore, we do not intend to apply for listing of the notes on any securities exchange or automated quotation system.

USE OF PROCEEDS

We intend to add the net proceeds from the sale of the notes offered hereby to our general funds and use those proceeds to repay commercial paper. At June 5, 2006, we had outstanding approximately $427.5 million of commercial paper at a weighted average interest rate of 5.203%.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2006 on an actual basis and as adjusted to reflect the offering of the notes offered hereby and the use of proceeds as described above in ”Use of Proceeds.” You should read the information in this table together with the detailed information and financial statements appearing in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and with “Selected Consolidated Financial Data” included elsewhere in this prospectus supplement.

	As of March 31, 2006
	Actual		As Adjusted(1)
	(Thousands of Dollars)	% of Capitalization	(Thousands of Dollars)	% of Capitalization
Short-term debt	$649,664	5.1%	$355,103	2.8%
Current portion of long-term debt	935,516	7.3	935,516	7.3
Long-term debt	5,544,899	43.5	5,840,060	45.8
Total debt	7,130,079	55.9	7,130,679	55.9
Preferred stockholder’s equity	104,980	0.8	104,980	0.8
Common stockholder’s equity	5,518,591	43.3	5,518,591	43.3
Total capitalization	$12,753,650	100.0%	$12,754,250	100.0%

(1)            Adjusted to reflect the issuance and sale of the notes offered pursuant to this prospectus and the application of the net proceeds thereof to the repayment of commercial paper.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data as of December 31, 2005 and 2004, and for the years ended December 31, 2005, 2004 and 2003 have been derived from our audited consolidated financial statements and the related notes. The consolidated financial data as of March 31, 2006 and 2005 have been derived from our unaudited financial statements. The information set forth below should be read together with “Management’s Discussion and Analysis,” our audited and unaudited consolidated financial statements and related notes and other information contained in our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the period ended March 31, 2006, which we incorporate by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in the accompanying prospectus. The historical financial information may not be indicative of our future performance.

	Three months ended March 31,		Year ended December 31,
	2006	2005	2005	2004	2003
	(Thousands of Dollars)
Consolidated Income Statement Data:
Operating revenue	$2,888,104	$2,390,533	$9,625,477	$8,215,561	$7,731,267
Operating expense	2,575,355	2,115,514	8,532,758	7,139,846	6,606,836
Operating income	312,749	275,019	1,092,719	1,075,715	1,124,431
Other income	3,400	3,109	22,484	42,964	20,104
Interest charges and financing costs	113,001	108,808	442,626	434,480	451,019
Income taxes	53,336	44,857	173,539	161,935	170,692
Income (loss) from discontinued operations — net of tax	1,486	(2,985)	13,934	(166,303)	99,568
Net income	$151,298	$121,478	$512,972	$355,961	$622,392

	March 31,	December 31,
	2006	2005	2004
	(Thousands of Dollars)
Consolidated Balance Sheet Data:
Current assets	$2,538,382	$3,141,861	$2,571,240
Net property, plant and equipment	14,882,779	14,696,310	14,076,069
Other assets	3,720,021	3,810,145	3,657,534
Total assets	$21,141,182	$21,648,316	$20,304,843
Current portion of long-term debt	935,516	835,495	223,655
Short-term debt	649,664	746,120	312,300
Other current liabilities	1,670,464	2,091,211	1,800,039
Total current liabilities	$3,255,644	$3,672,826	$2,335,994
Deferred credits and other liabilities	6,713,706	6,573,919	6,164,711
Minority interest in subsidiaries	3,362	3,547	3,220
Long-term debt	5,544,899	5,897,789	6,493,020
Preferred stockholder’s equity	104,980	104,980	104,980
Common stockholder’s equity	5,518,591	5,395,255	5,202,918
Total liabilities and equity	$21,141,182	$21,648,316	$20,304,843

SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES

Please read the following information concerning the notes in conjunction with the statements under “Description of Senior Unsecured Debt Securities” in the accompanying prospectus, which the following information supplements and, in the event of any inconsistencies, supersedes. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying prospectus and the Indenture dated December 1, 2000, as supplemented (the “Indenture”), from us to Wells Fargo Bank, National Association, as trustee (the “Trustee”), including the Supplemental Indenture dated June 1, 2006. The Indenture is described in the accompanying prospectus and is filed as an exhibit to the registration statement under which the notes are being offered and sold. As of March 31, 2006, there were two series of debt securities in an aggregate principal amount of $795 million outstanding under the Indenture.

General

We will offer $300,000,000 principal amount of 6.50% Senior Notes, Series due July 1, 2036 as a series of notes under the Indenture. The entire principal amount of the notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on July 1, 2036.

Interest Payments

Each note will bear interest at the annual rate set forth on the cover page of this prospectus supplement from June 9, 2006, payable semi-annually on January 1 and July 1, beginning January 1, 2007, to the person in whose name the note is registered at the close of business on the December 15 or June 15 immediately preceding such January 1 and July 1. So long as the notes are in book-entry only form, we will wire any payments of principal, interest and premium to the Depository (as defined in the accompanying prospectus under the caption “Description of Senior Unsecured Debt Securities”) or its nominee. See “Book-Entry System” in the accompanying prospectus for a discussion of the procedures for payment to the beneficial owners. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months.

Reopening of Series

We may, from time to time, without the consent of the holders of any notes offered hereby, reopen the notes and issue additional notes with the same terms (including maturity and interest payment terms) as notes offered hereby. Any such additional notes, together with the notes offered hereby, will constitute a single series under the Indenture.

Optional Redemption

We may redeem the notes at any time, in whole or in part, at a “make whole” redemption price equal to the greater of (1) the principal amount of notes being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 25 basis points, plus accrued interest to the redemption date.

“Treasury Yield” means, for any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Yield will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Yield will be calculated on the third business day preceding the date fixed for redemption.

“Comparable Treasury Issue” means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means (1) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations for the redemption date, or (2) if the Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all of the quotations.

“Independent Investment Banker” means Goldman, Sachs & Co., Lehman Brothers Inc. or Morgan Stanley & Co. Incorporated or their respective successors or, if such firms or their successors are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with us.

“Reference Treasury Dealer” means (1) Goldman, Sachs & Co., Lehman Brothers Inc. or Morgan Stanley & Co. Incorporated and any other primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”) designated by, and not affiliated with, Goldman, Sachs & Co., Lehman Brothers Inc. or Morgan Stanley & Co. Incorporated and their respective successors, provided, however, that if Goldman, Sachs & Co., Lehman Brothers Inc. or Morgan Stanley & Co. Incorporated or any of its designees ceases to be a Primary Treasury Dealer, we will appoint another Primary Treasury Dealer as a substitute and (2) any other Primary Treasury Dealer selected by us after consultation with the Independent Investment Banker.

“Reference Treasury Dealer Quotations” means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the redemption date.

If we elect to redeem less than all of the notes, the Trustee will select, in such manner as it deems fair and appropriate, the particular notes or portions of them to be redeemed. Notice of redemption will be given by mail not less than 30 days prior to the date fixed for redemption to the holders of notes to be redeemed (which, as long as the notes are held in the book-entry only system, will be the Depository, its nominee or a successor depository). On and after the date fixed for redemption (unless we default in the payment of the redemption price and interest accrued thereon to such date), interest on the notes or the portions of them so called for redemption will cease to accrue.

Sinking Fund

The notes do not provide for any sinking fund.

Form and Denomination

The notes will be issued as one or more global notes in the name of the Depository or a nominee of the Depository and will be available only in book-entry form. See below and “Book-Entry System” in the accompanying prospectus. The notes are available for purchase in denominations of $1,000 and integral multiples thereof.

Beneficial interests in a global note will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in a global note through either DTC (in the United States) or Clearstream or Euroclear, as operator of the Euroclear System (in Europe) (the “Euroclear Operator”), either directly if they are participants in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their U.S. depositaries, which in turn will hold such interests in customers’ securities accounts in the U.S. depositaries’ names on the books of DTC.

For information regarding DTC and DTC’s procedures, see “Book-Entry System” in the accompanying prospectus. Clearstream was incorporated as a limited liability company under Luxembourg law. Clearstream is owned by Cedel International, société anonyme, and Deutsche Börse AG. The shareholders of these two entities are banks, securities dealers and financial institutions. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers, thus eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities, securities lending and borrowing and collateral management. Clearstream interfaces with domestic markets in a number of countries. Clearstream has established an electronic bridge with the Euroclear Operator to facilitate settlement of trades between Clearstream and Euroclear.

As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream participants are limited to securities brokers and dealers and banks, and may include the underwriters of the notes offered by means of this prospectus or one or more of their affiliates. Other institutions that maintain a custodial relationship with a Clearstream participant may obtain indirect access to Clearstream. Clearstream is an Indirect Participant in DTC.

Distributions with respect to the notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by Clearstream.

Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries, generally similar to the arrangements for cross-market transfers with DTC. Euroclear is operated by the Euroclear Operator under contract with Euroclear Clearance System plc, a UK corporation (the “Euroclear Clearance System”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Euroclear Clearance System. The Euroclear Clearance System establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters for this offering or one or more of their affiliates. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

The Euroclear Operator is a Belgian bank, which is regulated and examined by the Belgian Banking Commission and the National Bank of Belgium. The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern transfers of securities and cash within Euroclear; withdrawal of securities and cash from Euroclear; and receipts of payments with respect to securities in Euroclear.

All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants. Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with Euroclear’s terms and conditions, to the extent received by the Euroclear Operator and by Euroclear.

We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus supplement solely as a matter of convenience. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. Neither we, the underwriters nor the Trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

Links have been established among DTC, Clearstream and Euroclear to facilitate the initial issuance of the notes sold outside of the United States and cross-market transfers of the notes associated with secondary market trading.

Although DTC, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

Clearstream and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the total ownership of each of the U.S. agents of Clearstream and Euroclear, as participants in DTC. When notes are to be transferred from the account of a DTC participant to the account of a Clearstream participant or a Euroclear participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive notes against payment. After settlement, Clearstream or Euroclear will credit its participant’s account. Credit for the notes will appear on the next day (European time).

Because settlement is taking place during New York business hours, DTC participants will be able to employ their usual procedures for sending notes to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. As a result, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

When a Clearstream or Euroclear participant wishes to transfer notes to a DTC participant, the seller will be required to send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer these notes against payment for them. The payment will then be reflected in the account of the Clearstream or Euroclear participant the following day, with the proceeds back-valued to the value date, which would be the preceding day, when settlement occurs in New York. If settlement is not completed on the intended value date, that is, the trade fails, proceeds credited to the Clearstream or Euroclear participant’s account will instead be valued as of the actual settlement date.

You should be aware that you will only be able to make and receive deliveries, payments and other communications involving the notes through Clearstream and Euroclear on the days when those clearing systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States. In addition, because of time zone differences, there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States.

Events of Default

See “Description of Senior Unsecured Debt Securities — Events of Default and Remedies” in the accompanying prospectus.

Same-Day Settlement and Payment

The underwriters will pay us and settle for the notes in immediately available funds. We will make all payments of principal and interest in immediately available funds.

The notes will trade in DTC’s (as defined in the accompanying prospectus under the caption “Description of Senior Unsecured Debt Securities”) same-day funds settlement system until maturity or until the notes are issued in certificated form, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Governing Law

The Indenture and the notes will be governed by and construed in accordance with the laws of the State of Minnesota.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect on the date of this prospectus supplement and all subject to change or differing interpretations, possibly with retroactive effect. We have not requested a ruling from the Internal Revenue Service (the “IRS’’) on the tax consequences of owning the notes. As a result, the IRS could disagree with all or portions of this discussion.

This summary discusses only the tax consequences to holders that purchase the notes upon their initial issuance at the initial offering price and that will hold the notes as capital assets within the meaning of Section 1221 of the Code. This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, it does not address all of the tax considerations that may be applicable to holders in light of their particular circumstances or to holders that may be subject to special tax rules, such as, for example:

•  holders subject to the alternative minimum tax;

•  banks, insurance companies or other financial institutions;

•  tax-exempt organizations;

•  dealers in securities or commodities;

•  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•  holders whose functional currency is not the United States dollar;

•  persons that will hold the notes as part of a hedging transaction, straddle, conversion transaction or other risk reduction transaction;

•  persons who are subject to Code provisions applicable to certain U.S. expatriates;

•  persons deemed to sell the notes under the constructive sale provisions of the Code; and

•  partnerships or other pass-through entities.

This summary of the material U.S. federal income tax considerations is for general information only. Holders are urged to consult with their own tax advisors about the application of the U.S. federal tax laws to their particular situations as well as any tax considerations under the laws of any state, local or foreign jurisdiction or under any applicable tax treaty.

As used herein, a “U.S. Holder” means a beneficial owner of a note that is:

•  an individual citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

•  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•  a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

As used herein, the term “Non-U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes, a nonresident alien or a corporation, estate or trust that is not a U.S. Holder.

If a partnership holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you are urged to consult your tax advisor regarding the tax consequences of the purchase, ownership and disposition of the notes.

Tax Consequences to U.S. Holders

This subsection describes certain U.S. federal income tax consequences to a U.S. Holder. If you are not a U.S. Holder, this subsection does not apply to you and you should refer to “ — Tax Consequences to Non-U.S. Holders,” below.

Interest.   Stated interest on the notes will generally be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the holder’s method of accounting for U.S. federal income tax purposes.

Sale or Other Disposition of Notes.   Upon the sale, exchange, redemption or other taxable disposition of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the note. The amount realized excludes any amount attributable to accrued but unpaid interest not previously included in income, which is includible in income as ordinary income in accordance with the U.S. Holder’s method of tax accounting. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to the holder. Any gain or loss recognized on the disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of disposition, the U.S. Holder’s holding period for the note is more than one year. Capital gains of individuals derived in respect of assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses by U.S. Holders is subject to limitation.

Backup Withholding and Information Reporting.   You may be subject to backup withholding tax (at a current rate of 28%) and to information reporting when you receive interest payments on the notes or proceeds upon the sale or other taxable disposition of a note. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding and information reporting. In addition, the backup withholding tax will generally not apply to you if you provide your taxpayer identification number (“TIN”) in the prescribed manner unless (1) the IRS notifies us or our agent that the TIN you provided is incorrect, (2) you fail to report interest and dividend payments that you receive on your tax return and the IRS notifies us or our agent that withholding is required; or (3) you fail to certify under penalties of perjury that you are not subject to backup withholding. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

Tax Consequences to Non-U.S. Holders

This subsection describes the material U.S. federal income tax consequences to a Non-U.S. Holder. If you are not a Non-U.S. Holder, this subsection does not apply to you and you should refer to “ — Tax Consequences to U.S. Holders,” above.

Payments of Interest.   Subject to the discussion below concerning backup withholding, payments of interest on the notes by us or any paying agent to any Non-U.S. Holder generally will not be subject to U.S. federal income tax or a 30% (or a lower treaty rate) withholding tax provided that (1) the interest is not effectively connected with the conduct by the holder of a trade or business in the United States, (2) the holder does not own, actually or constructively, 10% or more of the combined voting power of all classes of our stock entitled to vote, (3) the holder is not a controlled foreign corporation (within the meaning of the Code) that is related, directly or indirectly, to us through stock ownership and (4) the certification requirements required to claim the portfolio interest exemption have been fulfilled with respect to the beneficial owner. Generally, to satisfy those certification requirements, the beneficial owner of a note, or a financial institution holding the note on behalf of the beneficial owner, must provide the paying agent with a statement to the effect that the beneficial owner is not a U.S. Holder. Currently, these requirements will be met if (1) the beneficial owner provides its name and address and certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person, or (2) a financial institution holding the note on behalf of the beneficial owner certifies, under penalties of perjury, that such statement has been received by it and furnishes the paying agent with a copy. If notes are held by a foreign partnership or a foreign intermediary, special certification requirements apply.

Sale or Other Disposition of the Notes.   Subject to the discussion below concerning backup withholding, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, redemption or other disposition of a note unless (1) the gain is effectively connected with the conduct by the holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment in the United States), or (2) in the case of a Non-U.S. Holder who is an individual, the individual is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

Effectively Connected Income.   If a Non-U.S. Holder is engaged in a trade or business in the United States and its investment in a note is effectively connected with that trade or business (and, if required by an applicable income tax treaty, is attributable to a permanent establishment in the United States), the Non-U.S. Holder, although exempt from the 30% withholding tax (provided a required certification, generally on IRS Form W-8ECI, is made), will generally be subject to regular U.S. federal income tax on any interest and gain with respect to the notes in the same manner as if it were a U.S. Holder. In addition, if the Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or a lower treaty rate) of its effectively connected earnings and profits for the taxable year (subject to adjustments). For this purpose, interest and gain on a note will be included in the foreign corporation’s earnings and profits.

Backup Withholding and Information Reporting.   We will, where required, report to you and to the IRS the amount of any interest paid to you and the amount of tax withheld (if any) with respect to you. In addition, if a note is held by a Non-U.S. Holder through a United States, or United States-related, broker or financial institution, backup withholding (at a current rate of 28%) and information reporting may apply if the Non-U.S. Holder fails to provide evidence of its non-U.S. status. Non-U.S. Holders are urged to consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations and the availability of, and procedure for obtaining, an exemption, if available.

UNDERWRITING

The company and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

Underwriters	Principal Amount of Notes
Goldman, Sachs & Co.	$80,000,000
Lehman Brothers Inc.	80,000,000
Morgan Stanley & Co. Incorporated	80,000,000
Daiwa Securities SMBC Europe Limited	20,000,000
Scotia Capital (USA) Inc.	20,000,000
Wells Fargo Securities, LLC	20,000,000
Total	$300,000,000

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.50% of the principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

The following table shows the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering of notes (expressed as a percentage of the principal amount of the notes):

Paid by the Company
Per Note	0.875%

The notes are a new issue of securities with no established trading market. The company has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a)   to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)   to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)   in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(i)    it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (“FSMA”) by us;

(ii)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(iii)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the notes may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The notes have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be $600,000.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Wells Fargo Bank, National Association, an affiliate of one of the underwriters, is Trustee for the notes. In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in other investment banking or commercial banking transactions with us and our affiliates.

PROSPECTUS

Xcel Energy Inc.

414 Nicollet Mall
Minneapolis, Minnesota 55401
(612) 330-5500

Debt Securities
Common Stock

We may offer for sale, from time to time, either separately or together in any combination, the securities described in this prospectus. Each time we sell securities pursuant to this prospectus, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. You should read this prospectus and the applicable prospectus supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Our common stock trades on the New York Stock Exchange under the symbol “XEL.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 1, 2006.

As permitted under the rules of the Securities and Exchange Commission, this prospectus incorporates important business information about Xcel Energy Inc. that is contained in documents that we file with the Securities and Exchange Commission but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the Securities and Exchange Commission at www.sec.gov, as well as other sources. See “Where You Can Find More Information.”

You may also obtain copies of the incorporated documents, without charge, upon written or oral request to the Corporate Secretary, Xcel Energy Inc., 414 Nicollet Mall, Minneapolis, Minnesota 55401, (612) 330-5500.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

TABLE OF CONTENTS

Special Note Regarding Forward-Looking Statements	ii
Where You Can Find More Information	iii
Xcel Energy Inc.	1
Use of Proceeds	1
Ratio of Earnings to Fixed Charges	1
Description of Senior Unsecured Debt Securities	2
Description of Common Stock	10
Plan of Distribution	15
Legal Opinions	16
Experts	16

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents it incorporates by reference contain statements that are not historical fact and constitute “forward-looking statements.” When we use words like “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “should” or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

•       Economic conditions, including inflation rates, monetary fluctuations and their impact on capital expenditures;

•       The risk of a significant slowdown in growth or decline in the U.S. economy, the risk of delay in growth recovery in the U.S. economy or the risk of increased cost for insurance premiums, security and other items;

•       Trade, monetary, fiscal, taxation and environmental policies of governments, agencies and similar organizations in geographic areas where we have a financial interest;

•       Customer business conditions, including demand for their products or services and supply of labor and materials used in creating their products and services;

•       Financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the SEC, the Federal Energy Regulatory Commission and similar entities with regulatory oversight;

•       Availability or cost of capital such as changes in: interest rates; market perceptions of the utility industry, us or any of our subsidiaries; or security ratings;

•       Factors affecting utility and non-utility operations such as unusual weather conditions; catastrophic weather-related damage; unscheduled generation outages, maintenance or repairs; unanticipated changes to fossil fuel, nuclear fuel or natural gas supply costs or availability due to higher demand, shortages, transportation problems or other developments; nuclear or environmental incidents; or electric transmission or gas pipeline constraints;

•       Employee workforce factors, including loss or retirement of key executives, collective bargaining agreements with union employees, or work stoppages;

•       Increased competition in the utility industry or additional competition in the markets served by us and our subsidiaries;

•       State, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters the electric and natural gas markets; industry restructuring initiatives; transmission system operation and/or administration initiatives; recovery of investments made under traditional regulation; nature of competitors entering the industry; retail wheeling; a new pricing structure; and former customers entering the generation market;

•       Rate-setting policies or procedures of regulatory entities, including environmental externalities, which are values established by regulators assigning environmental costs to each method of electricity generation when evaluating generation resource options;

•       Nuclear regulatory policies and procedures, including operating regulations and spent nuclear fuel storage;

•       Social attitudes regarding the utility and power industries;

•       Risks associated with the California power and other western markets;

•       Cost and other effects of legal and administrative proceedings, settlements, investigations and claims;

•       Technological developments that result in competitive disadvantages and create the potential for impairment of existing assets;

•       Risks associated with implementations of new technologies; and

•       Other business or investment considerations that may be disclosed from time to time in our SEC filings or in other publicly disseminated written documents.

You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties are discussed in more detail under “Business,” “Risk Factors,” “Management’s Discussion and Analysis” and “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K for the year ended December 31, 2005 and other documents on file with the Securities and Exchange Commission. You may obtain copies of these documents as described under “Where You Can Find More Information.”

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors should not be construed as exhaustive.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filing made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 from the date of filing the initial registration statement until we sell all of the securities.

•       Our Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on February 27, 2006;

•       Our Quarterly Report on Form 10-Q for the period ended March 31, 2006, filed with the SEC on May 1, 2006;

•       Our Current Reports on Form 8-K filed with the SEC on March 8, 2006, April 18, 2006 and June 1, 2006;

•       Exhibit 99.01 to our Form 8-K filed with the SEC on March 13, 2002, which contains a description of our common stock; and

•       Our Form 8-A filed with the SEC on January 5, 2001, which contains a description of the rights to purchase common stock, which accompany each share of common stock pursuant to the Stockholder Protection Rights Agreement dated as of December 13, 2000 by and between us and The Bank of New York, as successor rights agent.

We are not required to, and do not, provide annual reports to holders of our debt securities unless specifically requested by a holder.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Corporate Secretary
Xcel Energy Inc.
414 Nicollet Mall
Minneapolis, MN 55401
(612) 330-5500

XCEL ENERGY INC.

We are a public utility holding company with four major public utility subsidiaries: Northern States Power Company, a Minnesota corporation (“NSP-Minnesota”); Northern States Power Company, a Wisconsin corporation (“NSP-Wisconsin”); Public Service Company of Colorado, a Colorado corporation (“PSCo”); and Southwestern Public Service Company, a New Mexico corporation (“SPS”). NSP-Minnesota serves approximately 1.3 million electric customers and 0.5 million gas customers in Minnesota, North Dakota and South Dakota. NSP-Wisconsin serves approximately 242,000 electric customers and 98,000 gas customers in northern Wisconsin and Michigan. PSCo serves approximately 1.3 million electric customers and approximately 1.2 million gas customers in Colorado. SPS serves approximately 395,000 electric customers in portions of Texas, New Mexico, Oklahoma and Kansas. We also have several non-utility subsidiaries, including Eloigne Co.

We were incorporated in 1909 under the laws of Minnesota as Northern States Power Company. On August 18, 2000, we merged with New Century Energies, Inc. and our name was changed from Northern States Power Company to Xcel Energy Inc. Our principal executive offices are located at 414 Nicollet Mall, Minneapolis, Minnesota 55401 and our telephone number is (612) 330-5500.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or supplement information contained in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

USE OF PROCEEDS

We will add the net proceeds from the sale of the securities described in this prospectus to our general funds and use those proceeds for general corporate purposes, primarily to fund our operating units and subsidiaries, and to repay debt. The specific allocation of the proceeds of a particular series of the securities will be described in the prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Three Months Ended March 31,	Year Ended December 31,
	2006	2005	2004	2003	2002	2001
Ratio of Earnings to Fixed Charges	2.4	2.2	2.2	2.2	2.5	2.9

For purposes of computing the ratio of earnings to fixed charges, (1) earnings consist of income from continuing operations plus fixed charges, federal and state income taxes, deferred income taxes and investment tax credits and less undistributed equity in earnings of unconsolidated investees; and (2) fixed charges consist of interest on long-term debt, other interest charges, the interest component on leases and amortization of debt discount, premium and expense.

DESCRIPTION OF SENIOR UNSECURED DEBT SECURITIES

The description below contains summaries of selected provisions of the indenture, including supplemental indentures, under which the unsecured debt securities will be issued. These summaries are not complete. The indenture and the form of the supplemental indenture applicable to the debt securities have been filed as exhibits to the registration statement. You should read them for provisions that may be important to you. In the summaries below, we have included references to section numbers of the indenture so that you can easily locate these provisions.

We are not required to issue future issues of indebtedness under the indenture described in this prospectus. We are free to use other indentures or documentation, containing provisions different from those described in this prospectus, in connection with future issues of other indebtedness under other registration statements.

The debt securities will be represented either by global debt securities registered in the name of The Depository Trust Company (“DTC”), as depository (“Depository”), or its nominee, or by securities in certificated form issued to the registered owners, as set forth in the applicable prospectus supplement. See the information under the heading “Book-Entry System” in this prospectus.

General

The debt securities will be issued in one or more new series under an indenture dated as of December 1, 2000 between us and Wells Fargo Bank, National Association, as trustee (the “Trustee”). This indenture, as previously supplemented by supplemental indentures and as to be supplemented by a new supplemental indenture for each series of debt securities, is referred to in this prospectus as the “Indenture.” As of March 31, 2006, there were two series of debt securities in an aggregate principal amount of $795 million outstanding under the Indenture.

The holders of the outstanding debt securities do not, and, unless the supplemental indenture that describes a particular series of debt securities provides otherwise with respect to that series, the holders of any debt securities offered by this prospectus will not, have the right to require us to repurchase the debt securities if we become involved in a highly leveraged or change in control transaction. The Indenture does not have any provision that is designed specifically in response to highly leveraged or change in control transactions. However, any change in control transaction and any incurrence of substantial additional long-term indebtedness, as debt securities or otherwise, by us in such a transaction of that nature would require approval of state utility regulatory authorities and, possibly, of federal regulatory authorities. Management believes that such approvals would be unlikely in any transaction that would result in us, or our successor, having a highly leveraged capital structure.

The debt securities will be our unsecured and unsubordinated obligations. The debt securities will rank on a parity in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. There are currently no outstanding debt obligations junior to the debt securities. However, the debt securities will be subordinated to any of our secured indebtedness, as to the assets securing such indebtedness. As of March 31, 2006, we have no secured indebtedness and our unsecured and unsubordinated indebtedness was approximately $1 billion.

In addition, the debt securities will be effectively subordinated to all existing and future liabilities of our subsidiaries. We are a holding company and conduct business through our various subsidiaries. As a result, our cash flow and consequent ability to meet our debt obligations primarily depend on the earnings of our subsidiaries, and on dividends and other payments from our subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of our subsidiaries, could limit our ability to obtain cash from our subsidiaries for the purpose of meeting debt service obligations, including the payment of principal and interest on the debt securities. Any rights to receive assets of any subsidiary upon its liquidation or reorganization and the consequent right of the holders of the debt securities to participate in those assets will be subject to the claims of that subsidiary’s creditors, including trade creditors, except to the extent that we are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary. As of March 31, 2006, our subsidiaries had approximately $13.9 billion of indebtedness and other liabilities outstanding.

In this “Description of Senior Unsecured Debt Securities” we refer to securities issued under the Indenture, whether previously issued or to be issued in the future, including the debt securities, as the “securities.” The amount of securities that we may issue under the Indenture is not limited. We are not required to issue all debt securities of one series at the same time and, unless we indicate otherwise in the applicable prospectus supplement, we may reopen a series for issuances of additional debt securities of that series without the consent of the holders of the debt securities of that series.

When we offer to sell a particular series of debt securities, we will describe the specific terms of that series in a prospectus supplement relating to that series, including the following terms:

•       the title, aggregate principal amount and offering price of that series of debt securities;

•       the interest rate or rates, or method of calculation of such rate or rates, on that series, and the date from which the interest will accrue;

•       the dates on which interest will be payable;

•       the record dates for payments of interest;

•       the date on which the debt securities of that series will mature;

•       any redemption terms;

•       the period or periods within which, the price or prices at which and the terms and conditions upon which the debt securities of that series may be repaid, in whole or in part, at the option of the holder thereof; and

•       other specific terms applicable to the debt securities or that series.

Any special United States federal income tax considerations applicable to debt securities sold at an original issue discount and any special United States federal income tax or other considerations applicable to any debt securities which are denominated in other than United States dollars will be described in the prospectus supplement relating to that series of debt securities.

Unless we indicate otherwise in the applicable prospectus supplement, the debt securities will be denominated in United States currency in minimum denominations of $1,000 and integral multiples thereof, except that the denomination of any debt security issued in the form of a global debt security will not exceed $400,000,000 without the approval of the Depository.

Registration, Transfer and Exchange

Debt securities of any series may be exchanged for other debt securities of the same series of any authorized denominations and of a like aggregate principal amount and kind. (Section 2.6 of the Indenture).

Unless we indicate otherwise in the applicable prospectus supplement, debt securities may be presented for registration of transfer (duly endorsed or accompanied by a duly executed written instrument of transfer), at the office of the Trustee maintained for that purpose with respect to any series of debt securities and referred to in the applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Any transfer or exchange will be effected if the debt securities are duly endorsed by, or accompanied by a written instrument or instruments of transfer in a form satisfactory to the Company and the Trustee and duly executed by the holder of the debt security as described in the Indenture. (Section 2.6 of the Indenture).

The Trustee will not be required to exchange or register a transfer of any debt securities of a series selected, called or being called for redemption except, in the case of any debt security to be redeemed in part, the portion thereof not to be so redeemed. (Section 2.6 of the Indenture). See the information under the heading “Book-Entry System.”

Payment and Paying Agents

Principal, interest and premium, if any, on debt securities issued in the form of global debt securities will be paid in the manner described below under the heading “Book-Entry System.” Unless we indicate otherwise in the applicable prospectus supplement, interest on debt securities that are in the form of certificated debt securities will be paid by check mailed to the holder at that person’s address as it appears in the register for the debt securities maintained by the Trustee; however, a holder of $10,000,000 or more debt securities having the same interest payment dates will be entitled to receive payments of interest by wire transfer to a bank within the continental United States, if appropriate wire transfer instructions have been received by the Trustee on or prior to the applicable record date. (Section 2.12 of the Indenture). Unless we indicate otherwise in the applicable prospectus supplement, the principal, interest at maturity and premium, if any, on debt securities in the form of certificated debt securities will be payable in immediately available funds at the office of the Trustee. (Section 2.12 of the Indenture).

All monies paid by us to a paying agent for the payment of principal, interest or premium, if any, on any debt security which remain unclaimed at the end of two years after that principal, interest or premium has become due and payable will be repaid to us and the holder of that debt security will thereafter look only to us for payment of that principal, interest or premium. (Section 4.4 of the Indenture).

Events of Default and Remedies

The following constitute events of default under the Indenture:

•       default in the payment of principal and premium, if any, on any security issued under the Indenture when due and payable and continuance of that default for 5 days;

•       default in the payment of interest on any security issued under the Indenture when due and continuance of that default for 30 days;

•       default in the performance or breach of our other covenants or warranties in the securities or in the Indenture and the continuation of that default or breach for 90 days after written notice to us as provided in the Indenture; and

•       specified events of bankruptcy, insolvency or reorganization of our company.

(Section 7.1 of the Indenture).

Acceleration of Maturity.   If an event of default occurs and is continuing, either the Trustee or the holders of a majority in principal amount of the outstanding debt securities may declare the principal amount of all debt securities to be due and payable immediately. At any time after an acceleration of the securities has been declared, but before a judgment or decree of the immediate payment of the principal amount of the securities has been obtained, if we pay or deposit with the Trustee a sum sufficient to pay all matured installments of interest and the principal and any premium which has become due otherwise than by acceleration and all defaults have been cured or waived, then that payment or deposit will cause an automatic rescission and annulment of the acceleration of the securities. (Section 7.1 of the Indenture).

Indemnification of Trustee.   The Trustee generally will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered reasonable security or indemnity to the Trustee. (Section 8.2 of the Indenture).

Right to Direct Proceedings.   The holders of a majority in principal amount of the outstanding securities generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred on the Trustee, relating to the securities. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture or would expose the Trustee to personal liability or be unduly prejudicial to holders not joining in such proceeding. (Section 7.7 of the Indenture).

Limitation on Rights to Institute Proceedings.   No holder of the debt securities of a series will have any right to pursue a remedy under the Indenture, unless:

•       the holder has previously given the Trustee written notice of a continuing event of a default on the series;

•       the holders of at least a majority in principal amount of the outstanding securities affected by such event of default have made written request, and the holder or holders have offered indemnity satisfactory to the Trustee to pursue the remedy; and

•       the Trustee has failed to comply with the request within 60 days after the request and offer.

(Section 7.4 of the Indenture).

No Impairment of Right to Receive Payment.   Notwithstanding any other provision of the Indenture, the holder of any debt security will have the absolute and unconditional right to receive payment of the principal, premium, if any, and interest on that debt security when due, and to institute suit for enforcement of that payment. This right may not be impaired without the consent of the holder. (Section 7.4 of the Indenture).

Notice of Default.   The Trustee is required to give the holders notice of the occurrence of a default within 90 days of the default, unless the default is cured or waived. Except in the case of a payment default on the debt securities, or a default in the payment of any sinking or purchase fund installments, the Trustee may withhold the notice if its board of directors or trustees, executive committee, or a trust committee of directors or trustees or responsible officers determines in good faith that it is in the interest of holders to do so. (Section 7.8 of the Indenture). We are required to deliver to the Trustee each year a certificate as to whether or not we are in compliance with the conditions and covenants under the Indenture. (Section 5.5 of the Indenture).

Modification

Unless we indicated otherwise in the applicable prospectus supplement, we and the Trustee may modify and amend the Indenture from time to time.

We will not need the consent of the holders for the following types of amendments:

•       curing any ambiguity, or curing, correcting or supplementing any defective or inconsistent provision or supplying an omission arising under the Indenture;

•       changing or eliminating any of the provisions of the Indenture, provided that this change or elimination is to become effective only when:

•        there is no outstanding security created prior to the execution of the supplemental indenture that is entitled to receive the benefit of this provision; or

•        this change or elimination is applicable only to securities issued after the date this change or elimination becomes effective;

•       establishing the form of the securities or establishing or reflecting any terms of any security as provided in the Indenture;

•       evidencing our successor corporation and the assumption by our successor of our covenants in the Indenture and in the securities;

•       granting or conferring upon the Trustee any additional rights, remedies, powers or authority for the benefit of the holders of the securities;

•       permitting the Trustee to comply with any duties imposed upon it by law;

•       specifying further the duties and responsibilities of the Trustee, any authenticating agent and any paying agent and defining further the relationships among the Trustee, authenticating agent and paying agent;

•       adding to our covenants for the benefit of the holders or surrendering a right given to us in the Indenture;

•       adding security for the securities; or

•       making any change that is not prejudicial to the Trustee or the holders of the securities that is not stated in the Indenture.

(Section 12.1 of the Indenture).

We will need the consent of the holders of each outstanding security affected by a proposed amendment if the amendment would cause any of the following to occur:

•       a change in the maturity date, reduction of the interest rate, or extension of the time of payment of interest, of any security;

•       a change in date on which any security may be redeemed or repaid at the option of the holder;

•       a reduction in the principal amount of any security or the premium payable on any security;

•       a change in the currency of any payment of principal, premium or interest on any security;

•       an impairment of the right of a holder to institute suit for the enforcement of any payment relating to any security;

•       a reduction in the percentage of outstanding securities necessary to consent to the modification or amendment of the Indenture; or

•       a modification of these requirements or a reduction to less than a majority of the percentage of outstanding securities necessary to waive events of default.

(Section 12.2 of the Indenture).

Amendments other than those described in the above two paragraphs will require the approval of a majority in principal amount of the outstanding securities.

Defeasance and Discharge

We may be discharged from all obligations relating to the debt securities and the Indenture (except for specified obligations such as obligations to register the transfer or exchange of securities, replace stolen, lost or mutilated securities and maintain paying agencies) if we irrevocably deposit with the

Trustee, in trust for the benefit of holders of securities, money or United States government obligations (or any combination thereof) sufficient to make all payments of principal, premium and interest on the securities on the dates those payments are due. To discharge these obligations, we must deliver to the Trustee an opinion of counsel that the holders of the securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or discharge of the Indenture. Upon any discharge of our obligations as described above, we will be deemed to have paid and discharged our entire indebtedness represented by the debt securities and our obligations under the debt securities. (Section 4.1 of the Indenture).

Consolidation, Merger and Sale of Assets; No Financial Covenants

We will not consolidate with or merge into any other corporation or sell, or otherwise dispose all or substantially all of our assets unless the successor or transferee corporation assumes by supplemental indenture our obligations to pay the principal, interest and premium on all the securities and our obligation to perform every covenant of the Indenture that we are to perform or observe, and we or the successor or transferee corporation, as applicable, are not immediately following such consolidation or merger, or sale, or disposition in default in the performance of any such covenant. Upon any consolidation or merger, or any sale, transfer or other disposition of all or substantially all of our assets, the successor or transferee corporation will succeed to, and be substituted for, and may exercise all of our rights and powers under the Indenture with the same effect as if the successor corporation had been named as us in the Indenture and we will be released from all obligations under the Indenture. Regardless of whether a sale or transfer of assets might otherwise be considered a sale of all or substantially all of our assets, the Indenture also specifically permits any sale, transfer or conveyance of our non-utility subsidiaries if, following such sale or transfer, the securities are rated by Standard & Poor’s Ratings Group and Moody’s Investors Service, Inc. at least as high as the ratings accorded the securities immediately prior to the sale, transfer or disposition. (Sections 11.1 and 11.2 of the Indenture).

The Indenture does not contain any financial or other similar restrictive covenants.

Resignation or Removal of Trustee

The Trustee may resign at any time by notifying us in writing and specifying the day that the resignation is to take effect. The resignation will not take effect, however, until the later of the appointment of a successor trustee and the day the resignation is to take effect. (Section 8.10 of the Indenture).

The holders of a majority in principal amount of the outstanding securities may remove the Trustee at any time. In addition, so long as no event of default or event which, with the giving of notice or lapse of time or both, would become an event of default has occurred and is continuing, we may remove the Trustee upon notice to the holder of each security outstanding and written notice to the Trustee. (Section 8.10 of the Indenture).

Governing Law

The Indenture and the debt securities will be governed by, and will be construed in accordance with, the laws of the State of Minnesota.

Concerning the Trustee

Wells Fargo Bank, National Association is the Trustee. We maintain banking relationships with the Trustee in the ordinary course of business. The Trustee also acts as trustee for certain debt securities of our subsidiaries.

Book-Entry System

Each series of debt securities offered by this prospectus may be issued in the form of one or more global debt securities representing all or part of that series of debt securities. This means that we will not issue certificates for that series of debt securities to the holders. Instead, a global debt security representing that series will be deposited with, or on behalf of, DTC, or its successor as the Depository and registered in the name of the Depository or a nominee of the Depository.

The Depository will keep a computerized record of its participants (for example, your broker) whose clients have purchased securities represented by a global debt security. Unless it is exchanged in whole or in part for a certificated debt security, a global debt security may not be transferred, except that the Depository, its nominees and their successors may transfer a global debt security as a whole to one another.

Beneficial interests in global debt securities will be shown on, and transfers of interests will be made only through, records maintained by the Depository and its participants. The laws of some jurisdictions require that some purchasers take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global debt security.

We will wire principal, interest and any premium payments to the Depository or its nominee. We and the Trustee will treat the Depository or its nominee as the owner of the global debt security for all purposes, including any notices and voting. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global debt security to owners of beneficial interests in a global debt security.

Unless we specify otherwise in the applicable prospectus supplement, DTC will act as Depository for debt securities issued as global debt securities. The debt securities will be registered in the name of Cede & Co. (DTC’s partnership nominee).

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC and EMCC, are also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules that apply to DTC and its Direct or Indirect Participants (collectively, “Participants”) are on file with the SEC. More information about DTC can be found at www.dtcc.com.

Purchases of debt securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each actual purchaser of each debt security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect

Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

To facilitate subsequent transfers, all securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the debt securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such debt securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to DTC. If less than all of the debt securities within a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such series to be redeemed.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the debt securities unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Redemption proceeds, distributions, and dividend payments on the debt securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the Trustee on payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC nor its nominee, the Trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or the Trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the debt securities at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, debt security certificates are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, debt security certificates will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from DTC, and we and any underwriters, dealers or agents are not responsible for the performance by DTC of its obligations under the rules and procedures governing its operations or otherwise.

Any underwriters, dealers or agents of any debt securities may be Direct Participants of DTC.

DESCRIPTION OF COMMON STOCK

The following summary description sets forth some of the general terms and provisions of the common stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of the common stock, you should refer to the provisions of our Restated Articles of Incorporation and Bylaws.

General

Our capital stock consists of two classes: common stock, par value $2.50 per share (1,000,000,000 shares currently authorized of which 405,483,743 shares were outstanding as of April 24, 2006); and preferred stock, par value $100 per share (7,000,000 shares authorized, of which the following series were outstanding as of March 21, 2006: $3.60 Series—275,000 shares; $4.08 Series—150,000 shares; $4.10 Series—175,000 shares; $4.11 Series—200,000 shares; $4.16 Series—99,800 shares; and $4.56 Series—150,000 shares). Our board of directors is authorized to provide for the issue from time to time of preferred stock in series and, as to each series, to fix the designation, dividend rates and times of payment, redemption price, and liquidation price or preference as to assets in voluntary liquidation. Cumulative dividends, redemption provisions and sinking fund requirements, to the extent that some or all of these features are or may be present when preferred stock is issued, could have an adverse effect on the availability of earnings for distribution to the holders of the common stock or for other corporate purposes.

Dividend Rights

Before we can pay any dividends on our common stock, the holders of our preferred stock are entitled to receive their dividends at the respective rates provided for in the terms of the shares of their series. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations”—“Common Stock Dividends” in our Annual Report on Form 10-K for the year ended December 31, 2005 for a discussion of factors affecting our payment of dividends.

Limitations on Payment of Dividends on and Acquisitions of Common Stock

So long as any shares of our preferred stock are outstanding, dividends (other than dividends payable in common stock), distributions or acquisitions of our common stock:

•       may not exceed 50% of net income for a prior twelve-month period, after deducting dividends on any preferred stock during the period, if the sum of the capital represented by the common stock, premiums on capital stock (restricted to premiums on common stock only by SEC orders), and surplus accounts is less than 20% of capitalization;

•       may not exceed 75% of net income for such twelve-month period, as adjusted if this capitalization ratio is 20% or more, but less than 25%; and

•       if this capitalization ratio exceeds 25%, dividends, distributions or acquisitions may not reduce the ratio to less than 25% except to the extent permitted by the provisions described in the above two bullet points.

As described above, under these provisions, dividend payments may be restricted if our capitalization ratio (on a holding company basis only, i.e., not on a consolidated basis) is less than 25 percent. For those purposes, the capitalization ratio is equal to the (1) common stock plus surplus divided by (ii) the sum of common stock plus surplus plus long-term debt. Based on this definition, our capitalization ratio at March 31, 2006 was 84 percent. Although we have preferred stock outstanding, the restrictions do not place any effective limit on our ability to pay dividends because the restrictions are only triggered when the capitalization ratio is less than 25 percent or will be reduced to less than 25 percent through dividends (other than dividends payable in common stock), distributions or acquisitions of our common stock.

Because we are a holding company and conduct all of our operations through our subsidiaries, our cash flow and ability to pay dividends will be dependent on the earnings and cash flows of our subsidiaries and the distribution or other payment of those earnings to us in the form of dividends, or in the form of repayments of loans or advances to us. Some of our subsidiaries may have restrictions on their ability to pay dividends including covenants under their borrowing arrangements and mortgage indentures, and possibly also restrictions imposed by their regulators.

Voting Rights

The holders of shares of preferred stock of the $3.60 Series are entitled to three votes for each share held, and the holders of our common stock and of all of our other series of preferred stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. If, however, dividends payable on any series of our preferred stock are in default in an amount equal to the amount payable during the immediately preceding twelve-month period, the holders of shares of preferred stock, voting as a class and without regard to series, are entitled to elect the smallest number of directors necessary to constitute a majority of our board of directors and the holders of shares of common stock, voting as a class, are entitled to elect our remaining directors.

The affirmative vote or consent of the holders of various specified percentages of preferred stock is required to effect selected changes in our capital structure and other transactions that might affect their rights. Except to the extent required by law, holders of common stock do not vote as a class in case of any modification of their rights.

Change of Control

Our Bylaws, our shareholder rights plan (discussed below) and the Minnesota Business Corporation Act, as amended (the “Minnesota BCA”), contain provisions that could discourage or make more difficult a change of control of our company. These provisions are designed to protect our shareholders against coercive, unfair or inadequate tender offers and other abusive takeover tactics and to encourage any person contemplating a business combination with us to negotiate with our board of directors for the fair and equitable treatment of all of our shareholders.

Election of Directors.   In electing directors, shareholders may cumulate their votes in the manner provided in the Minnesota BCA. Cumulative voting rights may make it more difficult for a group owning a significant amount of our voting securities to effect a change in the majority of the board of directors than would be the case if cumulative voting did not exist.

Bylaw Provisions.   Under our Bylaws, our shareholders must provide us advance notice of the introduction by them of business at annual or special meetings of our shareholders. For a shareholder to properly bring a proposal before an annual or special meeting, the shareholder must comply with the shareholder proposal requirements under the federal proxy rules or deliver a written notice to the Corporate Secretary not less than 45 days nor more than 90 days prior to the date on which we first mailed our proxy materials for the prior year’s annual meeting. If, however, during the prior year we did not hold an annual meeting, or if the date of the meeting has changed more than 30 days from the date of the prior year’s meeting, the notice must be delivered to us within a reasonable time before we mail our proxy materials for the current year. If we have provided less than 30 days’ notice or prior public disclosure of the date by which the shareholder’s notice must be given, the shareholders’ notice must be delivered to us not later than ten days following the earlier of the day on which notice of the date by which such shareholder’s notice is required was mailed and the day on which such public disclosure was made. The required notice from a shareholder must contain (i) a description of the proposed business and the reasons for conducting such business, (ii) the name and address of each shareholder supporting the proposal as it appears on our books, (iii) the class and number of shares beneficially owned by each shareholder supporting the proposal, and (iv) a description of any financial or other interest of each shareholder in the proposal.

Minnesota BCA.   Section 302A.671 of the Minnesota BCA applies to potential acquirers of 20% or more of our voting shares. Section 302A.671 provides in substance that shares acquired by such acquirer will not have any voting rights unless:

•       the acquisition is approved by (i) a majority of the voting power of all of our shares entitled to vote and (ii) a majority of the voting power of all of our shares entitled to vote excluding all shares owned by the acquirer or by any of our officers; or

•       the acquisition (i) is pursuant to a tender offer or exchange offer for all of our voting shares, (ii) results in the acquirer becoming the owner of at least a majority of our outstanding voting shares, and (iii) has been approved by a committee of disinterested directors.

Section 302A.673 of the Minnesota BCA generally prohibits public Minnesota corporations, including us, from engaging in any business combination with a person or entity owning 10% or more of our voting shares for a period of four years after the date of the transaction in which such person or entity became a 10% shareholder unless the business combination or the acquisition resulting in 10% ownership was approved by a committee of disinterested directors prior to the date such person or entity became a 10% shareholder. Section 302A.675 of the Minnesota BCA provides in substance that a person or entity making a takeover offer (an “offeror”) for us is prohibited from acquiring any additional shares of our company within two years following the last purchase of shares pursuant to the offer with respect to that class unless (i) the acquisition is approved by a committee of disinterested directors before the purchase of any shares by the offeror pursuant to the offer or (ii) our shareholders are afforded, at the time of the acquisition, a reasonable opportunity to dispose of their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer.

Liquidation Rights

In the event of liquidation, after the holders of all series of preferred stock have received $100 per share in the case of involuntary liquidation, and the then applicable redemption prices in the case of voluntary liquidation, plus in either case an amount equal to all accumulated and unpaid dividends, the holders of the common stock are entitled to the remaining assets.

Preemptive and Subscription Rights

No holder of our capital stock has the preemptive right to purchase or subscribe for any additional shares of our capital stock.

Our common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Exchange. The Bank of New Yorkis the Transfer Agent and Registrar for the common stock.

Stockholder Rights Plan

The board of directors declared a dividend of one right (a “Right”) for each outstanding share of common stock of our company held of record at the close of business on June 28, 2001. Shares of common stock issued after June 28, 2001 and prior to the Separation Time (as defined below) or issued at any time after June 28, 2001 pursuant to any options and convertible securities outstanding at the Separation Time will also have Rights attached to them.

Trading and Distribution of the Rights.   The Rights were issued under a Stockholder Protection Rights Agreement (the “Rights Agreement”), between us and The Bank of New York, as successor Rights Agent (the “Rights Agent”). Each Right entitles its registered holder to purchase from or exchange with us, after the Separation Time, one share of common stock, for a price of $95.00 (the “Exercise Price”), subject to adjustment. Until the Separation Time, the Rights will not trade separately, but instead will be represented by, and transferred with, the common stock certificates (or in the case of uncertificated common stock, by the registration of the associated share of common stock on our stock transfer books). Common stock certificates issued after June 28, 2001 and prior to the Separation Time will represent one Right for each share of common stock and will contain a legend incorporating by reference the terms of the Rights Agreement (as it may be amended from time to time). Common stock certificates outstanding on June 28, 2001 also will represent one Right for each share of common stock even though they do not have this legend. Uncertificated common stock issued after June 28, 2001, but prior to the Separation Time which has been registered on our stock transfer books will represent one Right for each share of common stock registered. Promptly following the Separation Time, separate certificates representing the Rights will be mailed to holders of record of common stock at the Separation Time.

The Separation Time will be the close of business on the earlier to occur of (1) the tenth business day (or any later date our board of directors determines prior to the Separation Time that would otherwise have occurred) after the date on which any person commences a tender or exchange offer which, if completed, would result in the person becoming an Acquiring Person (as defined below), and (2) the first date or any later date as our board of directors may determine (the “Flip-in Date”) of public announcement by us expressly stating that any person has become an Acquiring Person (the date of the public announcement being the “Stock Acquisition Date”). If a tender or exchange offer referred to in clause (1) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock, the offer will be deemed never to have been made.

Acquiring Persons.   An Acquiring Person is any person, or group of affiliated or associated persons, having Beneficial Ownership (as defined in the Rights Agreement) of 15% or more of the outstanding shares of common stock. However, the following will not be deemed Acquiring Persons:

•       our company, any of our wholly-owned subsidiaries or any employee stock ownership or other employee benefit plan of ours or of a wholly-owned subsidiary of ours;

•       any person who is the Beneficial Owner of 15% or more of the outstanding common stock as of the date of the Rights Agreement or who becomes the Beneficial Owner of 15% or more of the outstanding common stock solely as a result of an acquisition of common stock by us, until the time the person acquires additional common stock, other than through a dividend or stock split;

•       any person who becomes the Beneficial Owner of 15% or more of the outstanding common stock without any plan or intent to seek or affect control of our company if the person promptly divests sufficient securities so that the person no longer is the Beneficial Owner of 15% or more of the common stock; or

•       any person who Beneficially Owns shares of common stock consisting solely of:

•        shares acquired pursuant to the grant or exercise of an option granted by us in connection with an agreement to merge with, or acquire, us entered into prior to a Flip-in Date;

•        shares owned by the person and its affiliates and associates at the time of the grant; and

•        shares, amounting to less than 1% of the outstanding common stock, acquired by affiliates and associates of the person after the time of the grant.

Exercisability and Expiration.   The Rights will not be exercisable until the business day following the Separation Time. The Rights will expire (the “Expiration Time”) on the earliest to occur of:

•       the Exchange Time (as defined below);

•       the close of business on June 28, 2011, unless extended by action of the board of directors;

•       the date on which the Rights are redeemed as described below; and

•       upon the merger of our company into another corporation pursuant to an agreement entered into prior to a Stock Acquisition Date.

Adjustments.   The Exercise Price and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of a common stock dividend on, or a subdivision or a combination into a smaller number of shares of, common stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for common stock.

Flip-in and Flip-over.   If a Flip-in Date (as defined above) occurs prior to the Expiration Time, we will take any necessary action to ensure and provide, to the extent permitted by applicable law, that each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate of an Acquiring Person, which Rights will become void) will constitute the right to purchase from us, upon exercise in accordance with the terms of the Rights Agreement, that number of shares of our common stock having an aggregate Market Price (as defined in the Rights Agreement), on the Stock Acquisition Date that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then-current Exercise Price. For example, at an Exercise Price of $95 per Right, each Right not owned by an Acquiring Person (or by related parties) “flips-in” following a Flip-in Date so that it entitles its holder to purchase $190 worth of common stock for $95. Assuming that the common stock had a per share market value of $25 at the time, the holder of each valid Right would, therefore, be entitled to purchase 7.6 shares of common stock for $95.

Prior to the Expiration Time, if an Acquiring Person controls our board of directors and we then enter into, consummate or permit to occur a transaction or series of transactions in which, directly or indirectly:

•       we will consolidate or merge or participate in a binding share exchange with any other person and (A) any term or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of common stock or (B) the person with whom such transaction or series of transactions occurs is the Acquiring Person or an affiliate or associate of the Acquiring Person; or

•       we will sell or otherwise transfer (or one or more of its subsidiaries will sell or otherwise transfer) assets (A) aggregating more than 50% of our assets (measured by either book value or fair market value) or (B) generating more than 50% of our operating income or cash flow, to any other person (other than us or one or more of our wholly-owned subsidiaries) or to two or more persons which are affiliated or otherwise acting in concert, (a “Flip-over Transaction or Event”), we will take any necessary action to ensure, and will not enter into, consummate or permit to occur such Flip-over

Transaction or Event until we have entered into a supplemental agreement with the person engaging in such Flip-over Transaction or Event (the “Flip-over Entity”), for the benefit of the holders of the Rights, this supplemental agreement will provide that upon consummation or occurrence of the Flip-over Transaction or Event:

•        each Right “flips-over” so that it constitutes the right to purchase from the Flip-over Entity, upon exercise in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of the Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price; and

•        the Flip-over Entity will thereafter be liable for, and will assume, all of our obligations and duties pursuant to the Rights Agreement.

Redemption.   Our board of directors may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) the then-outstanding Rights at a price of $0.01 per Right (the “Redemption Price”), as provided in the Rights Agreement. Immediately upon the action of the board of directors electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

Exchange Option.   In addition, the board of directors may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of common stock, elect to exchange all (but not less than all) the then-outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights will become void) for shares of common stock at an exchange ratio of one share of common stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the “Exchange Ratio”). Immediately upon such action by the board of directors (the “Exchange Time”), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of common stock equal to the Exchange Ratio.

Amendments.   The terms of the Rights may be amended by the board of directors (1) prior to the Flip-in Date in any manner and (2) on or after the Flip-in Date to cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights generally.

Other Provisions.   The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of our company, including, without limitation, the right to vote or to receive dividends. The Rights will not prevent a takeover of our company. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the common stock unless the Rights are first redeemed by the board of directors. Nevertheless, the Rights should not interfere with a transaction that is in our best interests and our stockholders because the Rights can be redeemed on or prior to the Flip-in Date, before the consummation of such transaction.

PLAN OF DISTRIBUTION

We may sell the offered securities (a) through agents; (b) through underwriters or dealers; (c) directly to one or more purchasers; or (d) through a combination of any of these methods of sale. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

LEGAL OPINIONS

Legal opinions relating to the securities being offered by this prospectus will be rendered by Gary R. Johnson, 414 Nicollet Mall, Minneapolis, Minnesota, and Jones Day, Chicago, Illinois. Certain legal matters relating to the securities will be passed upon by Simpson Thacher & Bartlett LLP, New York, New York for any underwriters, dealers or agents named in a prospectus supplement. Gary R. Johnson is our Vice President and General Counsel and is the beneficial owner, as of March 1, 2006, of 315,718 shares of our common stock.

EXPERTS

The consolidated financial statements, the related financial statement schedules and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

$300,000,000

Xcel Energy Inc.

6.50% Senior Notes
Series due July 1, 2036

PROSPECTUS SUPPLEMENT

Joint Book-running Managers

Goldman, Sachs & Co.

Lehman Brothers

Morgan Stanley

Daiwa Securities SMBC Europe
Scotia Capital
Wells Fargo Securities